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                              August 24, 2023

       Eric Chen
       Chief Executive Director
       AIB Acquisition Corp
       875 Third Avenue , Suite M204A
       New York, New York , 10022

                                                        Re: AIB Acquisition
Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-41230

       Dear Eric Chen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Risk Factors, page 15

   1. We note disclosures in your Form 14A filed on December 30, 2022 indicating that your sponsor has significant
ties to a non-U.S. person and the potential risks of your initial business combination
being subject to a review by the Committee on Foreign Investment in the United States.
Please include corresponding risk factor disclosure in future periodic reports and include an
example of your intended disclosure in your response.
 Eric Chen
AIB Acquisition Corp
August 24, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 with any questions.



FirstName LastNameEric Chen                               Sincerely,
Comapany NameAIB Acquisition Corp
                                                          Division of
Corporation Finance
August 24, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName